U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SEC File Number
FORM 12b-25	000-54125
CUSIP Number
NOTIFICATION OF LATE FILING	989 53N 10 0
(Check One):

( Check One ) [X] Form 10-K and Form 10-KSB   [  ] Form 20-F   [  ] Form 11-K   [  ] Form 10-Q and 10-QSB  [  ] Form N-SAR  [  ] Form N-CSR

For Period Ended:   December 31, 2011

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein .

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

Part I - Registrant Information

Full name of Registrant:            Zhong Wen International Holding Co., Ltd.

Former Name if Applicable:      N/A

Address of Principal Executive Office (Street and Number):  1458 N Yun Men Shan Rd, Qingzhou, Shandong, PR China

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form
X	20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

Zhong Wen International Holding Co., Ltd. (the “Company”) is still awaiting its audited financial statements from its independent auditors in order to prepare Form 10-K. For the foregoing reason, the Company requires additional time in order to prepare and file its annual report on Form 10-K for the year ended December 31, 2011.

The Company does not expect significant changes in its results of operations and earnings from the corresponding period ended December 31, 2010.

Part IV - Other Information

(1)  Name and telephone number of person to contact in regard to this notification.  Harold H. Martin, Attorney, 704-237-4508.

(2)  Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify reports(s).

 [X]Yes   [  ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 [  ]Yes   [X]No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Zhong Wen International Holding Co., Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 2012

By:  /s/ Sun Hongyi

Sun Hongyi, CFO

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